Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

 Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript  of an appearance by Jeff Walton, Chief Risk Officer, of Strive, Inc. (“Strive”), on a British HODL interview, posted on X.com, on September 25, 2025.  A link to the interview is here: https://x.com/BritishHodl/status/1971288598113570907

BRITISH HODL (00:00)

Jeff, how's it going?

Jeff Walton (00:01)

Doing well, how are you? Can you hear me?

BRITISH HODL (00:02)

Excellent, I can hear you perfectly, hear you beautifully. You ready to jump straight into it?

Jeff Walton (00:08)

So yeah bright and early through my first cup of coffee here. It's a 630 a.m. So mark it opens a bit early for me

BRITISH HODL (00:10)

Yeah. Lovely. Yeah, I mean for me it's very late. I mean it's 5.30 p.m. here in Dubai. is what it is, swings and roundabouts, know, it is what it is. So firstly, congrats since the last time we spoke, you know.

Jeff Walton (00:25)

Yeah, 100%. Thank you.

BRITISH HODL (00:34)

This is awesome. I think this is the right role for you. So I just wanted to take a second and wish you congrats on Strive. I think you kind of held out the longest and I think you've got a very, very solid position here. We can clearly see that with the deal. We can clearly see that with the deal. So tell us about the deal. Just quickly, just summarize that.

Jeff Walton (00:52)

Yeah, thank you. Yeah. Yeah, absolutely. The Semler Scientific M&A transaction, the process was incredibly quick. This really started and emanated from some conversations that were had at Tim Kotzman’s Unconference Bitcoin Treasuries Conference last Wednesday. The conversations developed over the weekend Every single person on the team was working around the clock to work on the calculus, work on the due diligence, have conversations with our lawyers, have conversations with every, like the bankers, and there was back and forth between all of the parties, and everybody was pretty much on call 24 seven, 365, not 365, 24 seven over those, like that five day window, the five day period. And from our perspective, we went into the &A conversations with a Bitcoin lens, not necessarily a Fiat lens. Which was very interesting, right? Thinking about pricing a company and fiat, but having a Bitcoin lens, it changed how all of our calculus worked, which is why I've stated publicly that I think this will be a case study for ⁓ &A for the coming decades because it was more focused on Bitcoin yield, Or Bitcoin per share and synergies that like the two combined companies can pull together. And when you think about a company entering the market to offer a potential perpetual preferred security with 5,000 Bitcoin versus with 10,000 Bitcoin, you have a completely different credit profile. And so the opportunity to continue to grow in that space and offer Bitcoin backed securities is much stronger with a larger balance sheet. So we thought there was significant synergies from just a general balance sheet perspective, but also thinking about Semler the, the healthcare side of things. It fits very well into kind of the make America healthy again, the MAHA movement. And with Vivek Ramaswamy being our largest shareholder, this is a really unique synergy opportunity to, you know, identify some changes to make to the healthcare side of the business with potential to spin it off. We really do view Bitcoin as the hurdle rate and don't necessarily think that the healthcare business will beat the Bitcoin hurdle rate, but that doesn't mean that there isn't opportunity to shine this thing up, clean it up a little bit, and put it out into the market right in front of the preventative healthcare movement, the Make America Healthy Again movement. And with Vivek's background, which is really unique, I'm not sure how many people have studied his background, but his involvement, with the company Roivant was very interesting. The design and what they did is effectively identified stranded pharmaceutical drugs at these really large companies like Pfizer, for example, and took that stranded drug that wasn't working into this company, Roivant, and provided opportunities for everybody that was working on that specific drug to now have like upside and a separate little entity that was operating and working on that specific drug. So it was identifying inefficiencies in the market and like shining it up, putting it in a different spot, aligning incentives appropriately and ended up, it's now a very, very large company. So there's similar opportunities in this space on the healthcare side.

BRITISH HODL (04:49)

It's kind of wild. was not, because literally months ago I was saying that one of Strategy's processes for dealing with this is going to be just to go on an M&A spree once we figure out which one of these companies can't manage its MNAV above one. And I was in New York and I had this conversation. Few people and then you guys months later when it did it it was I wasn't expecting it to happen this quickly so this is huge why do you think the M&A method because basically it's it's an ATM but a much more efficient way of doing an ATM what why do you think M&A is a good way to for you guys or for really for anyone but I think you guys are creating a very unique selling point for strive here for for a SST like why do think it's a good way to acquire Bitcoin.

Jeff Walton (05:24)

Yeah. Yeah, it's we're effectively monetizing our equity as currency, right? This was a this is an all equity transaction. So it's paper for paper transaction. cash was. Right, right. Yeah, exactly. Yeah, without any cash used and that that's a the design of that that that construct is a very unique opportunity. So if you think about, you know, other companies that are.

BRITISH HODL (05:50)

Without dumping into the market. Right, yeah.

Jeff Walton (06:06)

Maybe a little bit smaller and they're struggling, they've got an MNAV below one and they can't access the perpetual preferred market. Maybe the terms are horrible in the convertible bond market and you've got multiple options. You can liquidate your Bitcoin and dissolve your company. Most people don't want to do that. Alternatively, there are people that it makes sense to roll into and now take that equity capital and roll it into somebody else and now you have that power of that increased team. So thinking about like the team that we've built is an incredibly strong team up and down the leadership board. So from our board of directors to the executive leadership to the team that sits below it, the asset management team that sits below it and like our legal team and the finance team, et cetera, the whole everybody, it's like an all star panel across the board. So if, you were a struggling company that's struggling to get attention that could make sense. I think there's synergies there. one unique thing that I think this transaction also kind of signaled is that these companies should trade at a premium. The thinking about the future, and we brought this up on a True North call last night, Mason brought this up actually, and thinking about the future where Bitcoin is more scarce, if a fiat company were looking to buy Bitcoin in scale, it's going to be really inefficient to do it on the open market. But they can go to one of these Bitcoin treasury companies and say, hey, I'm going to buy you and everything that comes with you and your Bitcoin and the, that maybe small company that holds all that Bitcoin is going to say, well, it better be at more than my Bitcoin's worth or else I could just say no and sit on my Bitcoin, right? So it provides a signaling mechanism that these companies should trade higher.

BRITISH HODL (08:09)

Yeah. And it would actually be better than the company going in and dumping money into the market to buy the Bitcoin because depending on what the multiple is on that specific day, you could cause a price movement that's much more significant than paying a slight premium to acquire the company. So, yeah, it's I knew it was going to happen. I just wasn't expecting you guys to be the first ones to do it. Yeah.

Jeff Walton (08:33)

We came out hot. Yeah, we went public on Monday and then that's another transaction the following Monday.

BRITISH HODL (08:38)

It's awesome. So what MNAV did you buy Semler for and what was it trading at when you went into the transaction?

Jeff Walton (08:45)

Yeah, I think it was trading at point eight going into the transaction in terms of like the actual math. It's really complicated. We had I mean, the spreadsheet that we have is just absolutely massive. And thinking about it is multivariate. Right? So you've got their stock price and their underlying Bitcoin holdings and our stock price and our underlying Bitcoin holdings. And it's kind of like this almost like quantum equation to get to a target zone where both companies felt good about the transaction. So it's difficult to say exactly what the MNAV was, but both parties are happy.

BRITISH HODL (09:23)

Right, this kind of... See, one of the reasons why I haven't just gone across the board and bought up a significant amount of every Bitcoin treasury company, there's probably 5,000 of them out there right now with the way that they've been launching, but...

Jeff Walton (09:34)

Yeah, there's a lot.

BRITISH HODL (09:37)

So one of the reasons has been because I think that every single one that's gonna make it needs a unique story, right? It needs a unique like, okay, this is us, this is what we do, et cetera, et cetera. Is this gonna form part of Strive’s sort of USP here where we're gonna be the M&A masters?

Jeff Walton (09:56)

Yeah, I think that's a tool in our toolkit. And it just depends on market timing. Think timing was decent, was really good for this one, but that may not mean that it's good for other transactions in the market. I think timing is a really big consideration depending on where we're at in the market cycle in terms of strength and et cetera. What we're trying to build here is very similar to effectively what MetaPlanet has built in Japan. We are trying to build the growth story with two things. We want amplified Bitcoin equity, and we have intentions to issue perpetual preferred security. So we want the best form of long tail leverage where we do not have to pay back the maturity and we want an amplified Bitcoin exposure in a high growth format. We want to be like the Lamborghini of the Bitcoin treasury companies. Yeah.

BRITISH HODL (10:51)

Yeah, Yeah, rapid acquisition. And what other tools do you have, do you guys have right now and potentially in the future, you mentioned perps, what other perpetual debt, like what other ways do you have right now in the toolkit for strive to get Bitcoin?

Jeff Walton (11:09)

Yeah, really, all eyes are focused on getting the perpetual preferred out into the market and thinking through how does it design? How is it structured? What's the size? What's the scale? How do we think about it on a combined entity? How do we pitch this to the market? Because we're clearly not Strategy that's sitting on $75 billion capital. It's a completely different pitch up to the market and it will be novel, right? We'll be the second ones in the market with an instrument like this. So we've got to wrap our heads around that story. And that story is a bit more complicated than saying we've got $75 billion worth of this stuff that's currently like the biggest focus in terms of optionality, but on the horizon, we're exploring every possible scenario, right? We're looking at how the derivatives market is moving and how it's trading, who's operating in that market. We're looking at --

BRITISH HODL (11:46)

Yep.

Jeff Walton (12:05)

-- like potential downside protection. What does downside protection look like? What venues are there for downside protection? We're of like thinking of the insurance side. There's collateralized markets and potential lending. We've explored, we've got a team that's exploring those different options as well. So we're boxing up, we're identifying the quantum of opportunities to see what we have available in the market. And we're always open to having a conversation on any any different ones of the every any different avenue of potential yield generation. However, I will say we want to be able to tell our story very cleanly, very simply, amplified Bitcoin, you know, Bitcoin backed digital credit. And so that is that is also a really big focus for us is we want to be able to tell our story in 30 seconds.

BRITISH HODL (13:00)

Yep. Yep. And what is the path for the, for to get the preferred products out there? And obviously strategies now, you know, going off the credit ratings and things like that. What, what is that? What does that pathway look like and timeline?

Jeff Walton (13:15)

Yeah, that's a good question. And timeline, I'm not 100 % sure. We're aiming to get one in 2025. So I'm not 100 % sure exactly what that timeline looks like, but we're working very hard behind the scenes. A couple of things that we're looking into and how we explain this story is not necessarily just the Bitcoin collateralization, how much Bitcoin you have relative to the nominal outstanding amount of debt that you have, but also looking at your interest coverage ratio and trying to level set that to the rest of the market. So because Bitcoin gain can now be as gap earnings, you can start to calculate based on your Bitcoin annual CAGR assumption, you can calculate what your estimated earnings are going to be relative to the size of the dividend that you have to pay out annually. The leverage on those earnings is it's actually a really simple math equation. And what we've what we've identified is if you come if you take a typical traditional fixed income view on interest coverage ratio, looking at this earnings relative to interest interest coverage in the traditional market, a company like strategy, their fixed income instruments are not only investment grade, they're triple A. They're the best rated best potentially rated instruments and the planet up there with, you know, like U.S. government or Apple or Microsoft, any these other companies that are issuing fixed income style instruments. So we're we're identifying where we would sit, like where an instrument like that would sit within. It would be senior in our capital stack because we'd have no overhang. We'd have nothing sitting above it, which would also be unique and novel. Right. For Strategy, they've got eight billion dollars of convertible debt that's sitting above their perpetual preferred security. That would be most senior in our capital stack, but it would also be the most junior in our capital stack too, right? The yield may be similar to something like stride, which is at the bottom of strategy's capital stack, but it would be senior in our capital stack. So that's how we're thinking about it, the timeline, that's the story we're looking to develop and.

BRITISH HODL (15:36)

Do you?

Jeff Walton (15:42)

-- evolve and we're working with our banking partners and investors on seeing what the market opportunity is.

BRITISH HODL (15:51)

Do you think, well, let me ask you, do you think that it's an added advantage or a drag to have an operating business attached to a Bitcoin treasury company that's trying to be like jet fuel of liquidity, basically?

Jeff Walton (16:05)

Yeah. Yeah. Well, you need it for 40s act. You need to have an operating company. Now the like what that opera operating company is. Maybe there's some synergies there, right? Like so for us thinking about the design of Strive as an asset management company, we've got a two billion, two and a half billion dollars of assets, two to two and a half billion dollars of assets under management offering ETFs to the marketplace, the company's been about three years old now. And thinking about everybody that works on that side of the business, there's a lot of synergies and thinking about who they're contacting, like their distribution partners are, you know, asset managers. And if you're thinking about offering perpetual preferred securities and how they like thinking about how those people think, there's there's a lot of where everybody in the company is speaking the same language. It's not like we have this operating business that's, you know, doing, I don't know, like just doing anything else. Everybody in the company speaks the same language. So when we get on and we talk about like duration or we're talking about perpetual preferred securities or fixed income, like we all can communicate together. And the company's not very big. I think it's about 35, 40 people. Something like that.

BRITISH HODL (17:32)

Yep.

Jeff Walton (17:34)

So for us, don't, I mean, obviously there's the cost associated with an operating business and this is a growth company. The company started in 2021, 22, started in 2022. So it's a little bit of a drag right now, but we don't think it's going to be a drag into the future. And you think about the real energy that's being put into the company right now is really focused on the treasury. So you've got the operating business and the treasury. The operating business is, for us, you could think of almost like spies in the market.

BRITISH HODL (18:10)

Yeah, yeah, it's awesome. You got a built-in distribution channels and everything I've already set up. Yeah, no, it's really awesome. mean, is there anything that is there anything particularly cool about this specific deal that you think that the market is missing right now? Like people haven't mentioned, people haven't spoken to you about, is there anything like that's like specifically cool that we should be looking at?

Jeff Walton (18:36)

yeah, well really it's just, it's just the calculus. Like the fact that this was in, this is in cashless transaction. I think people should probably look into the filings that we made. mean, I think we just filed pro forma financials looking at both of the combined companies. think that's, that's pretty interesting. ⁓ the, I brought up earlier, honestly, the Vivek factor and Vivek is pretty interested about this. The healthcare side of this business and going back and looking at what, looking at that Roivant case study and thinking about, Ben Pham, our CFO, also came from Roivant. One of our board members, Avik Roy, has a long, extensive history in healthcare and hedge funds. So there's these little side projects or little side journeys that --

BRITISH HODL (19:20)

Yep.

Jeff Walton (19:33)

-- our investors and our board and people that are company are going to take, take on, with this acquisition. I think that is a really unique component of the transaction, right? Cause everybody's asked like, well, what'd you value the healthcare company at? Right. Which is, which is tricky. and it goes into the whole calculus in the equation, right? It's all --

BRITISH HODL (19:51)

Yeah. Yeah.

Jeff Walton (20:01)

-- It's all kind of like blended into the whole thing. So you've got to make assumptions on what you think the healthcare business is worth. What is the Bitcoin worth? How is the Bitcoin evaluated? What are the shares outstanding? How do the shares work together? What does this offer you into the future?

BRITISH HODL (20:18)

I think it's kind cool that you're not you guys are not just looking at it as a kind of like an asset strip. You know, the operating business and try and figure out, OK, is there a growth opportunity in this in this in this, you know, operating business before we asset strip it because we might be able to flip it for some more Bitcoin than than we originally thought. So, yeah, and you've got some killer operators there. So it's it's it's honestly it's awesome to see. was not expecting it to happen this quickly in this in this market.

Jeff Walton (20:38)

Yeah.

BRITISH HODL (20:48)

But I think there's also like, you know, all these people that are talking about the fact that Bitcoin Treasury is gonna cause the next Bitcoin bear market are just idiots, right? I've been saying this for months now. I just you the difference between you know, the worst thing that I hear is the comparison between GBTC and a Bitcoin Treasury company. These are just two different actually talk about that from your perspective. Why do you think people know my opinion? Why do you think that a Treasury company is completely different from GBTC being at a discount like?

Jeff Walton (20:56)

Yeah. Mm-hmm. Completely different. Well, yeah, because it's a company as in it's a company that's managing a balance sheet like the capital is is the company's like whatever honestly, I think that's a unique point here is one of whatever happens to equity. It doesn't really impact. The company's ability to operate with their capital. So unless they're relying on like Strategy they're relying on the ATM for dividend payments or you know, that may be but the equity is a little bit less important because you're sitting on collateral. So you could always do things with collateral now some things may be Better than others, right? Like worst-case scenario. You can always sell your Bitcoin to operate if you needed to But you can also leverage it in unique ways. You can sell covered calls on it. You can use derivatives you can park it as collateral in different types of transactions. We're exploring what the market looks like.

BRITISH HODL (22:12)

You guys are looking into that? You guys are looking into that? Okay, because like obviously one of MetaPlanet's strategies is to put options like that. I don't think anyone in the US is doing that right now.

Jeff Walton (22:25)

That is a volatility dampening transaction and we're interested in volatility enhancing transactions. And so that is, I think, a primary difference. So we're exploring it and seeing how the math works.  And like I said, just kind of hitting it from all angles. any company that's sitting on Bitcoin here has like, we'll have --

BRITISH HODL (22:29)

Yep. Okay. Okay.

Jeff Walton (22:51)

-- strength no matter what the price of Bitcoin may fall or rise and that kind of impacts what you're able to do in certain market conditions. But everybody's pushing forward in different avenues here where you can park this collateral in different different places in different ways. Obviously there's like the purpose market and the futures market. You go get Bitcoin yield elsewhere. There's the market for insurance is also evolving and I think --

BRITISH HODL (22:58)

Yeah.

Jeff Walton (23:18)

-- think there's opportunity there that's a really big marketplace. I think that will be a future like companies like, what was it? Meanwhile, is offering a life insurance product. think like that's a Bitcoin yielding opportunity in that space. So there's different avenues that these companies can take and you can be creative with capital. You just gotta go tell a story. That's the hardest part.

BRITISH HODL (23:43)

Yep.

Jeff Walton (23:44)

And different market conditions will impact your ability to tell that story.

BRITISH HODL (23:50)

Well, you guys have a full stack team that can actually tell a financial story, right? Which is the biggest challenge that most people have in the treasury space. It's like, everyone can talk about Bitcoin, everyone can talk about why Bitcoin's great and whatever, no one, know, Michael Sale is the closest to this as far as I'm concerned, but like, no one's really figured out how do we tell that financial story to the financial market and to the financial product salespeople that are gonna go out and sell this thing. So that's what.

Jeff Walton (23:55)

Right, right. Yeah. Yeah.

BRITISH HODL (24:20)

It's huge.

Jeff Walton (24:21)

Yeah, so like our CEO Matt Cole, I encourage anybody that's listening to this. If you haven't listened to Matt talk, go listen to Matt talk. Matt has managed a $70 billion bond fund at CalPERS. CalPERS is the, I'm pretty sure the largest pension fund on the planet. If not, they're like second or third. It's the pension fund for the California, for like California state. So it's enormous.

BRITISH HODL (24:27)

That's great.

Jeff Walton (24:48)

As working at CalPERS, he was also a member of like all death by committee, was like all on all of the committees. It's like the trading committee,  compensation committee, like everything. So he's got this really unique perspective of managing large capital and particularly in the fixed income market. So if you're if you're thinking about who do who do I want fixing the fixed income market with Bitcoin? Maybe somebody that's managed a multi-billion dollar bond fund going to enter that market. again, kind of to your point, speaking to the strength of the team, like Ben Pham has worked on several M&A transactions. He's our CFO.  So that got the M&A side. I've got like my structured finance reinsurance background thinking about probabilistic framework of risk and in terms of building a new market, which is what we're doing, right? What Saylors doing with the perpetual prefer securities is building, literally building a market. What we're going to do is you know, we're looking to build the market more. So how do you build the market more? You just got to continue telling this story  with math and conviction and power behind it, energy and power behind it. So that's what we're focused on doing. And we've got unique backgrounds that really can box in this entire perspective.

BRITISH HODL (26:12)

Yeah, it's awesome, man. So, final question. You got any other targets on the list that we should know about?

Jeff Walton (26:19)

You know, I wish I could say more about that, the one unique thing. One thing that's unique, think that will be interesting to keep an eye on is just all digital asset treasuries, just over like bull and bear markets. So I think there will be a point in time.

BRITISH HODL (26:25)

For everyone who doesn't understand financial talk, that means yes. ⁓

Jeff Walton (26:47)

That there will be another bear market or downturn, right? Just general business cycles. And I think the alternative, the altcoin digital asset treasuries are going to get hit harder than Bitcoin treasuries. And that could be a unique acquisition opportunity for the Bitcoin marketplace as a whole to look at those altcoin treasuries and offer them an exit ramp if and only if they convert their assets to Bitcoin. And that I think is something that people should probably be looking at.

BRITISH HODL (27:22)

Yeah, no, that's awesome. Listen, I want to say again, congratulations. I think the speed at which this deal happened was phenomenal and I think you're in the perfect space with the perfect team. Certainly, ASST, I own a little bit, but it certainly jumped high up on my radar terms of allocation and whatever else as a result of an understanding like the gravitas of this deal and the speed at which you could acquire a ton of Bitcoin here without causing slippage to the stock. So this is this is awesome. Congrats. And we'll be keeping an on it.

Jeff Walton (28:01)

Yeah, thank you. I appreciate the support. Yeah, thanks for following along. My journey has been pretty crazy. Just super excited to have left the reinsurance world. I feel like I've got an escape hatch and a cheat code. I've never been happier in my life working. So yeah, yeah, everything's great. Appreciate it.

BRITISH HODL (28:21)

That's awesome. Thanks for being on.

Jeff Walton (28:24)

Yeah, take it easy.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.